Cira Centre 2929 Arch Street Philadelphia, PA 19104-2808 +1 215 994 4000 Main +1 215 994 2222 Fax www.dechert.com
January 18, 2018 VIA EDGAR	JAMES A. LEBOVITZ james.lebovitz@dechert.com +1 215 994 2510 Direct +1 215 655 2510 Fax

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	FS Energy and Power Fund

Preliminary Proxy Statement on Schedule 14A

File No. 333-199777

Dear Ms. Hahn:

On behalf of FS Energy and Power Fund (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission in a telephone conversation on December 20, 2017 regarding the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 333-199777) (the “Proxy Statement”). For your convenience, a summary of the Staff’s comments is presented in bold, italicized text below, and each comment is followed by the Company’s responses. All page references are to page numbers in the Proxy Statement, unless otherwise noted. Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Proxy Statement.

We also describe below the changes that the Company has made in response to the Staff’s comments in the Company’s Definitive Proxy Statement on Schedule 14A, to be filed by the Company (the “Definitive Proxy Statement”).

General Comments

1.    Please refer to Rule 14a-4(a)(3) of the Securities and Exchange Act of 1934, as amended, and IM Guidance Update No. 2014-02 (February 2014). Please supplementally explain the basis for the Company’s belief that the proposals within each of Listing Amendment Proposal 1 and Listing Amendment Proposal 2 do not need to be separated.

The Company notes the Staff’s comment and respectfully submits that the amendments within Listing Amendment Proposal 1 do not need to be separated as such amendments are inextricably intertwined proposals. The proposals within Listing Amendment Proposal 1 include amendments to the Company’s Declaration of Trust which remove provisions that are required by the NASAA Guidelines and which will together no longer be applicable to the Company following a listing on a national securities exchange. The Company believes that these proposals should be read together when being considered by shareholders in order to give proper context.

The Company respectfully submits that the amendments within Listing Amendment Proposal 2 do not need to be separated as such amendments are inextricably intertwined proposals. The Company believes

Ms. Jaea Hahn January 18, 2018 Page 2

that the elements of the proposal comprise a unitary matter, as shareholders are being asked to approve a change in the vote required to effect certain changes to the Company’s Declaration of Trust together with changes to the list of matters that are subject to that required vote threshold. The Company believes that these proposals should be read together when being considered by shareholders in order to give the proper context.

2.    The disclosure provides that certain proposals will only be implemented if a Listing occurs, even if such proposals are approved by the Company’s shareholders. Please explicitly state whether approval of such proposals will expire if such proposals are not implemented within a certain period of time, or whether approval will remain valid indefinitely.

The Company will revise the disclosure in the Proxy Statement, in each applicable instance, to read as follows (by adding the following underlined text):

“Even if approved by the Company’s shareholders, [applicable proposal(s)] will not be implemented unless and until a Listing occurs, but the Company expects that such approval by the Company’s shareholders of [applicable proposal(s)] will remain valid indefinitely.”

Information About the Special Meeting and the Vote

Generally

3.    Please include disclosure describing whether Listing Amendment Proposal 1 and Listing Amendment Proposal 2 are contingent upon one another.

The Company will revise the disclosure in the Proxy Statement, in each applicable instance, to read as follows (by adding the following underlined text):

“Approval of [applicable proposal] is not contingent upon approval of [applicable proposal].”

4.    Please consider including a chart or timeline to illustrate the contingencies related to implementing the actions contemplated by each proposal.

The Company will revise the disclosure in the Proxy Statement to include the following additional sections within the respective proposals:

“Requirements for Implementation of Listing Amendment Proposal 1

The implementation of Listing Amendment Proposal 1 requires:

•	the affirmative vote by the holders of Shares entitled to cast two-thirds of all the votes entitled to be cast as of the Record Date;

•	the Board’s execution of the Fourth Declaration of Trust; and

•	the occurrence of a Listing.”

Ms. Jaea Hahn January 18, 2018 Page 3

“Requirements for Implementation of Listing Amendment Proposal 2

The implementation of Listing Amendment Proposal 2 requires:

•	the affirmative vote by the holders of Shares entitled to cast two-thirds of all the votes entitled to be cast as of the Record Date;

•	the Board’s execution of the Fourth Declaration of Trust; and

•	the occurrence of a Listing.”

“Requirements for Implementation of the Investment Advisory Agreement Proposal

The implementation of the Investment Advisory Agreement Proposal requires:

•	the affirmative vote by shareholders of the Company holding “a majority of the outstanding voting securities” (i.e., as defined in the 1940 Act as the lesser of: (1) 67% or more of the voting securities present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities of the company are present at the Special Meeting or represented by proxy; or (2) more than 50% of the outstanding voting securities of the company) entitled to vote on the matter;

•	the earlier to occur of (a) 60 days after approval by shareholders of the Investment Advisory Agreement Proposal and (b) receipt of the Exemptive Relief from the SEC;

•	satisfaction of the following conditions:

i.	the Company’s base management fee has not been reduced below an annual rate of 1.75% of average weekly gross assets;

ii.	the hurdle rate associated with the Company’s subordinated incentive fee on income has not been increased above 7.0%;

iii.	the ordinary cash distributions payable to shareholders of record of the Company on a monthly basis have been reduced to $0.04166666 per share ($0.50 per share annualized) or less; and

iv.	the Current Advisor and EIG Advisers have entered into a tax receivable agreement substantially in the form previously agreed to between such parties,

unless, in the case of conditions i., ii. and iii., approved by EIG Advisers in writing; and

•	the registration of the Joint Advisor as an investment adviser with the SEC under the Advisers Act.”

Ms. Jaea Hahn January 18, 2018 Page 4

“Requirements for Implementation of the Listing Investment Advisory Agreement Amendment Proposal

The implementation of the Listing Investment Advisory Agreement Amendment Proposal requires:

•	the affirmative vote by shareholders of the Company holding “a majority of the outstanding voting securities” (i.e., as defined in the 1940 Act as the lesser of: (1) 67% or more of the voting securities present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities of the company are present at the Special Meeting or represented by proxy; or (2) more than 50% of the outstanding voting securities of the company) entitled to vote on the matter;

•	the approval of the Investment Advisory Agreement Proposal; and

•	the occurrence of a Listing.”

“Is the complete text of the Fourth Declaration of Trust available for review by shareholders, and are there other proposed amendments to the Existing Declaration of Trust?” – Page 2

5.    The disclosure provides that certain amendments to the Existing Declaration of Trust do not require a shareholder vote and have been approved by the Board. Please supplementally enumerate such amendments and explain why shareholder approval is not required.

The Company supplementally provides the following list of amendments to the Existing Declaration of Trust which do not require a shareholder vote, have been approved by the Board and will be implemented immediately prior to and only in connection with a Listing. The Company respectfully submits that, pursuant to Article VI of the Declaration of Trust and the Delaware Statutory Trust Act, the amendments listed below may be made by the Board and do not require any shareholder approval.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“Yes. A copy of the proposed Fourth Declaration of Trust is attached as Exhibit A to this proxy statement and is marked to show the changes made to the Existing Declaration of Trust. The Fourth Declaration of Trust reflects the modifications proposed to be made by Listing Amendment Proposal 1 and Listing Amendment Proposal 2 and certain other changes in the Existing Declaration of Trust described below, which the Board approved and which will become effective upon a Listing. The proposed additional changes to the Existing Declaration of Trust, which will become effective upon a Listing, will serve to conform certain provisions in the Company’s Fourth Declaration of Trust more closely to provisions in the charters of other Listed BDCs. These amendments do not require a shareholder vote and have been approved by the Board. The summaries of the proposed amendments to the Existing Declaration of Trust set forth in this proxy statement are qualified by reference to the more complete information contained in the complete text of the copy of the proposed Fourth Declaration of Trust.

Ms. Jaea Hahn January 18, 2018 Page 5

The following are changes in the Existing Declaration of Trust which do not require a shareholder vote, have been approved by the Board and will become effective upon a Listing:

•	Revisions to Section 4.1 to provide for a staggered Board.

•	Addition of new Section 4.7 providing that trustees may only be removed for cause.

•	Revisions to Section 5.1 to increase the number of authorized shares, remove the requirement that all shares be fully paid and non-assessable when issued and remove the NASAA Guidelines restriction on mandatory assessments against a shareholder beyond such shareholder’s subscription commitment.

•	Revisions to Sections 5.1, 5.2 and 5.3 to delete the NASAA Guidelines requirement that certain specified matters be approved by the independent trustees.

•	Deletion of former Section 5.5 removing the NASAA Guidelines provisions regarding limitations on the Company’s ability to make arrangements for deferred payments on account of the purchase price of the Company’s shares.

•	Addition of new Section 5.5 clarifying the Board’s ability to restrict a shareholder’s right to inspect the Company’s books and records upon a determination that such request has an improper purpose.

•	Deletion of former Section 5.6 regarding the Company’s investment adviser’s responsibilities relating to distributions and regarding limitations on the Board’s ability to authorize distributions.

•	Deletion of former Section 5.8 regarding the suitability of shareholders prior to a listing based on the NASAA Guidelines.

•	Deletion of former Section 6.4 regarding approval of certain Declaration of Trust amendments prior to a listing.

•	Revisions to Section 7.3 and the deletion of former Sections 7.4 and 7.6 to delete the NASAA Guidelines restrictions on exculpation and indemnification of, and advancement of expenses to, trustees, officers and the Company’s investment adviser and its affiliates.

•	Addition of new Section 7.5 to state that the provisions of Article VII are subject to any applicable limitations of the 1940 Act.

•	Deletion of former Article VIII to remove the NASAA Guidelines provisions regarding the supervision of, and payment of enumerated fees to, the Company’s investment adviser and related provisions.

•	Deletion of former Article IX to remove the NASAA Guidelines provisions limiting the Company’s investment objectives.

Ms. Jaea Hahn January 18, 2018 Page 6

•	Deletion of former Article X to remove the NASAA Guidelines provisions restricting certain transactions between the Company and its investment adviser, any trustee and their affiliates that may give rise to conflicts of interest.

•	Deletion of former Article XI to remove the NASAA Guidelines provisions regarding certain shareholder rights.

•	Deletion of former Article XII to remove the NASAA Guidelines provisions regarding limitations on roll-up transactions.

•	Conforming changes and other modifications of a ministerial nature that are necessary in light of the modifications proposed to be made in Listing Amendment Proposal 1 and Listing Amendment Proposal 2 and the other changes approved by the Board. These changes include, among other things, deletion and revision of definitions, references and cross-references and other provisions which are no longer applicable or which need to be updated as well as the necessary re-numbering and lettering of remaining provisions.

“Why am I being asked to approve the Investment Advisory Agreement Proposal?” – Page 3

6.    Please disclose whether GSO will receive compensation outside of the fees payable to GSO by the Current Advisor under the Investment Sub-Advisory Agreement in connection with GSO’s resignation as sub-adviser to the Company and its agreement to cooperate with the Current Advisor in implementing the transition of investment advisory services.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“In order to transition the Company’s advisory services, the Current Advisor, GSO and certain of their affiliates have entered into a Transition Agreement, dated December 10, 2017 (the “Transition Agreement”), which provides that GSO will continue to act as the investment sub-adviser to the Company through the GSO Resignation Date and will cooperate with the Current Advisor in implementing the transition of investment advisory services from GSO for the Company and several other business development companies. GSO has also agreed to restrictions on its ability to acquire the Shares (as defined below) and take certain other actions in respect of the Company. In addition, GSO has agreed (i) to vote the Shares beneficially owned by GSO, or over which GSO has voting control, in favor of the Investment Advisory Agreement Proposal and the Listing Investment Advisory Agreement Amendment Proposal and (ii) not to transfer the Shares beneficially owned by GSO until after the approval of the Investment Advisory Agreement Proposal and the Listing Investment Advisory Agreement Amendment Proposal. GSO will continue to receive fees under the Investment Sub-Advisory Agreement through the GSO Resignation Date. GSO will also receive an additional $582.5 million from FS Investments or one of its affiliates (but not, for the avoidance of doubt, the Company) as consideration for entering into the Transition Agreement and agreeing to certain obligations thereunder.”

Ms. Jaea Hahn January 18, 2018 Page 7

“What will happen if the Investment Advisory Agreement Proposal is not approved?” – Page 4

7.    Please summarize the alternatives the Board will consider and evaluate if the Investment Advisory Agreement Proposal is not approved.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“If the shareholders of the Company do not approve the Investment Advisory Agreement Proposal, then the Board will consider and evaluate its options to determine what alternatives are in the best interest of the Company and its shareholders, such as resubmitting the Investment Advisory Agreement Proposal for approval by the shareholders of the Company. GSO will resign as the Company’s investment sub-adviser effective as of the GSO Resignation Date regardless of whether the Investment Advisory Agreement Proposal is approved, and the Company would continue to receive its investment advisory services from the Current Advisor pursuant to the Current Investment Advisory Agreement. If requested by the Current Advisor at least 30 days prior to the GSO Resignation Date, GSO will execute a consulting agreement to provide limited services to the Company until no later than June 30, 2018.

In addition, the Current Advisor and EIG have entered into a master agreement setting out the terms of the relationship between the Current Advisor and EIG (the “Master Agreement”). Also, a broker-dealer directly or indirectly affiliated with EIG (“EIG Broker”) has entered into an origination agreement (the “Origination Agreement”) and a servicing agreement (the “Servicing Agreement”) with the Current Advisor, pursuant to which, among other things, EIG Broker will, respectively, bring potential investment opportunities to the attention of the Current Advisor and provide administrative assistance to the Current Advisor with respect to Company investments. The Origination Agreement and the Servicing Agreement will terminate on the effective date of the Proposed Investment Advisory Agreement.”

“Will the base management fee and the incentive fee that the Company pays under the Current Investment Advisory Agreement change under the Proposed Investment Advisory Agreement?” – Page 5

8.    Please reverse the order of the first two sentences to clarify that the base management fee will remain the same under the Proposed Investment Advisory Agreement as under the Current Investment Advisory Agreement (taking into account the waiver).

The Company will revise the disclosure in the Proxy Statement to reverse the order of the first two sentences of this Q&A.

9.    The disclosure provides that sharp increases or decreases in the value of the Company’s gross assets intra-quarter could proportionally increase or decrease the payments due to the Joint Advisor. Please explain whether such fluctuation poses a risk to the Company’s shareholders and creates a financial incentive for the Joint Advisor to take greater risks under the Proposed Investment Advisory Agreement.

Ms. Jaea Hahn January 18, 2018 Page 8

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“While the Current Investment Advisory Agreement provides that the base management fee is 2.00%, effective January 1, 2018, the Current Advisor contractually agreed to permanently waive 0.25% of the base management fee so that the fee received equals 1.75% of the Company’s average gross assets. The base management fee will be reduced from 2.00% under the Current Investment Advisory Agreement to 1.75% under the Proposed Investment Advisory Agreement. Also, the base management fee in the Proposed Investment Advisory Agreement will be calculated on the average weekly gross assets during the most recently completed calendar quarter, while the base management fee under the Current Investment Advisory Agreement is calculated based on the average gross assets of the Company at the end of its last two completed fiscal quarters. Upon a sharp increase or decrease in the value of the Company’s gross assets intra-quarter, this could proportionally increase or decrease the payments due to the Joint Advisor. Fluctuations in the value of the Company’s gross assets intra-quarter pose no greater risk under the Proposed Investment Advisory Agreement than under the Current Investment Advisory Agreement. The Company believes that the change in the calculation of the base management fee under the Proposed Investment Advisory Agreement does not create a financial incentive for the Joint Advisor to take more risks than under the Current Investment Advisory Agreement.

Proposal 1: Approval of Listing Amendment Proposal 1

General – Page 14

10.    Please consider revising the heading of this section to make clear which listing proposal is the subject of the discussion that follows.

The Company will revise the headings of each of Proposal 1 and Proposal 2, respectively, to read as follows (by adding the following underlined text):

“PROPOSAL 1: APPROVAL OF LISTING AMENDMENT PROPOSAL 1 – REMOVAL OF CERTAIN REFERENCES TO NASAA GUIDELINES IN SECTION 4.6 OF THE EXISTING DECLARATION OF TRUST”

“PROPOSAL 2: APPROVAL OF LISTING AMENDMENT PROPOSAL 2 – REQUIREMENTS FOR APPROVAL OF CERTAIN AMENDMENTS TO THE EXISTING DECLARATION OF TRUST”

Principal Change – Page 14

11.    The disclosure provides that the summary description of the Fourth Declaration of Trust is “qualified in its entirety” by the complete text of the Fourth Declaration of Trust. Please note that summary descriptions must accurately describe the material terms of the documents attached as exhibits. Please consider deleting the concept that such summary descriptions are qualified in their entirety by the underlying documents throughout the Proxy Statement.

The Company will revise the disclosure in the Proxy Statement, in each applicable instance, to read as follows (by adding the following underlined text):

“This summary description is qualified by reference to the more complete information contained in the Fourth Declaration of Trust, a copy of which is attached as Exhibit A to this proxy statement.”

Ms. Jaea Hahn January 18, 2018 Page 9

Summary of Specific Change – Page 15

12.    Please consider including a side-by-side comparison of Section 4.6 (Determinations by Board of Trustees) in the Existing Declaration of Trust and the Fourth Declaration of Trust.

The Company notes the Staff’s comment and respectfully submits that it will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

•	“The following revisions to Section 4.6 to remove references to the NASAA Guidelines from the enumerated items for which a determination by the Board is final, conclusive and binding:

i.	deletion of “any conflict between the Statutory Trust Act, the DGCL and the provisions set forth in the North American Securities Administrators Association (“NASAA”) Omnibus Guidelines”; and

ii.	deletion of “and provided that to the extent the board of trustees determines that the Statutory Trust Act or the DGCL conflicts with the provisions set forth in the NASAA Omnibus Guidelines, NASAA Omnibus Guidelines control to the extent any provisions of the Statutory Trust Act are not mandatory.

•	In addition, the following deletion is being made from Section 4.6 to remove duplicative language: “the shares of any class of the Fund”.

Proposal 2: Approval of Listing Amendment Proposal 2

Provisions Regarding Amendments to Certain Provisions of the Declaration of Trust

13.    Please separate the description of each material proposed change to the Existing Declaration of Trust of which the Company is seeking shareholder approval.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“The Fourth Declaration of Trust revises Section 6.2 to increase the vote required to effect the changes described in such Section 6.2 to 80% of all the votes entitled to be cast on the matter; provided that if any such change or action is first approved by two-thirds of the existing trustees (together with trustees approved by a majority of the existing trustees), then it will require approval only by a majority of votes entitled to be cast.

In addition, the Fourth Declaration of Trust revises Section 6.2 to require such increased shareholder vote (i.e., 80% of all the votes entitled to be cast on the matter) to effect the liquidation or dissolution of the Company, any amendment to the Declaration of Trust to effect any such liquidation or dissolution and any amendment to Section 4.1 (relating to the number, term and election of trustees) or new Section 4.7 (relating to the removal of trustees).

Ms. Jaea Hahn January 18, 2018 Page 10

As more fully discussed above, the Board, considering a proposed Listing and the related increased hostile takeover risks, believes the revisions to this provision are appropriate and will conform the Existing Declaration of Trust more closely to charters of other Listed BDCs. Further, the proposed revisions to Section 6.2 of the Existing Declaration of Trust, while protecting against hostile takeover actions, will allow the Company to take one of the specific actions described in such Section 6.2 if two-thirds of the Board believes such action is in the best interest of the Company and a majority of the shareholders have voted in favor of such action.

Summary of Specific Changes

Listed below, in summary form, are the specific changes that will be made to the Existing Declaration of Trust pursuant to Listing Amendment Proposal 2 if Listing Amendment Proposal 2 is approved by shareholders at the Special Meeting and a Listing occurs. The below summary does not identify certain immaterial changes to the Existing Declaration of Trust, changes that were approved by the Board and do not require a shareholder vote, or changes described as part of Listing Amendment Proposal 1. Please see the marked version of the Fourth Declaration of Trust attached as Exhibit A, which reflects all the proposed changes to the Existing Declaration of Trust.

•	Revise Section 6.2 to increase the vote required to effect certain changes to the Fourth Declaration of Trust to 80% of all the votes entitled to be cast on the matter; provided that if any such change or action is first approved by two-thirds of the existing trustees (together with trustees approved by a majority of the existing trustees), then it will require approval only by a majority of votes entitled to be cast; and

•	revise Section 6.2 to require such increased shareholder vote (i.e., 80% of all the votes entitled to be cast on the matter) to effect the liquidation or dissolution of the Company, any amendment to the Declaration of Trust to effect any such liquidation or dissolution and any amendment to Section 4.1 or new Section 4.7.”

Proposal 3: Approval of Investment Advisory Agreement Proposal

Background – Pages 18-19

14.    Please disclose (i) additional information regarding GSO’s resignation as sub-adviser to the Company, (ii) whether GSO will receive compensation outside of the fees payable to GSO by the Current Advisor under the Investment Sub-Advisory Agreement in connection with GSO’s resignation as sub-adviser to the Company and its agreement to cooperate with the Current Advisor in implementing the transition of investment advisory services, and (iii) how the Company intends to receive investment advisory services following the GSO Resignation Date if the Investment Advisory Agreement Proposal has not been approved by the Company’s shareholders.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“The Company currently receives investment advisory and administrative services from the Current Advisor pursuant to the Current Investment Advisory Agreement. GSO acts as the Company’s investment

Ms. Jaea Hahn January 18, 2018 Page 11

sub-adviser pursuant to the Investment Sub-Advisory Agreement. As the Company announced on December 11, 2017, GSO intends to resign as the investment sub-adviser to the Company on the GSO Resignation Date, prior to the Company’s entry into the Proposed Investment Advisory Agreement. In order to transition the Company’s advisory services, the Current Advisor, GSO and certain of their affiliates have entered into the Transition Agreement, which provides that GSO will continue to act as the investment sub-adviser to the Company through the GSO Resignation Date and will cooperate with the Current Advisor in implementing the transition of investment advisory services from GSO for the Company and several other business development companies. GSO has also agreed to restrictions on its ability to acquire the Shares and take certain other actions in respect of the Company. In addition, GSO has agreed (i) to vote the Shares beneficially owned by GSO, or over which GSO has voting control, in favor of the Investment Advisory Agreement Proposal and the Listing Investment Advisory Agreement Amendment Proposal and (ii) not to transfer the Shares beneficially owned by GSO until after the approval of the Investment Advisory Agreement Proposal and the Listing Investment Advisory Agreement Amendment Proposal. GSO will continue to receive fees under the Investment Sub-Advisory Agreement through the GSO Resignation Date. GSO will also receive an additional $582.5 million from FS Investments or one of its affiliates (but not, for the avoidance of doubt, the Company) as consideration for entering into the Transition Agreement and agreeing to certain obligations thereunder.”

The Company desires to have EIG Advisers, along with the Current Advisor, jointly provide management, investment advisory and administrative services to the Company and accordingly, the Current Advisor has agreed to, among other things, form the Joint Advisor, which is a newly-formed adviser that will be jointly owned by the Current Advisor and EIG. EIG is a registered investment adviser that is one of the leading providers of institutional capital to the global energy industry. The Company desires to enter into the Proposed Investment Advisory Agreement with the Joint Advisor pursuant to which the Joint Advisor would provide certain advisory, administrative and/or investment sourcing services to the Company.

To effectuate this plan, the Company is seeking, as required by the 1940 Act, shareholder approval to enter into the Proposed Investment Advisory Agreement, which would replace the Current Investment Advisory Agreement and the Investment Sub-Advisory Agreement as described herein. If shareholders approve the Investment Advisory Agreement Proposal, the Joint Advisor would serve as investment adviser to the Company and provide investment advisory services comparable to those provided under the Current Investment Advisory Agreement.

The Board, including a majority of the Independent Trustees, approved the Proposed Investment Advisory Agreement, and has deemed entry into such agreement to be in the best interest of the Company and its shareholders, as described in the sections entitled “Board Consideration” and “Factors Considered by the Board” in this Proposal 3.

Subject to the satisfaction of the conditions described below, the Proposed Investment Advisory Agreement will become effective upon the (i) approval by shareholders of the Investment Advisory Agreement Proposal and (ii) earlier to occur of (a) 60 days after approval by shareholders of the Investment Advisory Agreement Proposal and (b) receipt of the Exemptive Relief from the SEC. The Company and the Current Advisor have agreed to terminate the Current Investment Advisory Agreement effective upon the effectiveness of the Proposed Investment Advisory Agreement. The formation of the Joint Advisor and the entry into the Proposed Investment Advisory Agreement are subject to the

Ms. Jaea Hahn January 18, 2018 Page 12

following conditions: (i) the Company’s base management fee has not been reduced below an annual rate of 1.75% of average weekly gross assets; (ii) the hurdle rate associated with the Company’s subordinated incentive fee on income has not been increased above 7.0%; (iii) the ordinary cash distributions payable to shareholders of record of the Company on a monthly basis have been reduced to $0.04166666 per share ($0.50 per share annualized) or less; and (iv) the Current Advisor and EIG Advisers have entered into a tax receivable agreement substantially in the form previously agreed to between such parties, unless, in the case of clauses (i), (ii) and (iii), approved by EIG Advisers in writing. The Company and the Current Advisor have agreed to terminate the Current Investment Advisory Agreement immediately prior to the Company’s entry into the Proposed Investment Advisory Agreement with the Joint Advisor.

If the shareholders of the Company do not approve the Investment Advisory Agreement Proposal, then the Board will consider and evaluate its options to determine what alternatives are in the best interest of the Company and its shareholders, such as resubmitting the Investment Advisory Agreement Proposal for approval by the shareholders of the Company. GSO will resign as the Company’s investment sub-adviser effective as of the GSO Resignation Date regardless of whether the Investment Advisory Agreement Proposal is approved, and the Company would continue to receive its investment advisory services from the Current Advisor pursuant to the Current Investment Advisory Agreement. If requested by the Current Advisor at least 30 days prior to the GSO Resignation Date, GSO will execute a consulting agreement to provide limited services to the Company until no later than June 30, 2018. In addition, the Current Advisor and EIG have entered into the Master Agreement. Also, EIG Broker has entered into the Origination Agreement and the Servicing Agreement with the Current Advisor, pursuant to which, among other things, EIG Broker will, respectively, bring potential investment opportunities to the attention of the Current Advisor and provide administrative assistance to the Current Advisor with respect to Company investments. The Origination Agreement and the Servicing Agreement will terminate on the effective date of the Proposed Investment Advisory Agreement.”

15.    The disclosure provides the Company is seeking shareholder approval to enter into the Proposed Investment Advisory Agreement, which would replace the Current Investment Advisory Agreement and the Investment Sub-Advisory Agreement. Please clarify that approval by the Company’s shareholders of the Proposed Investment Advisory Agreement is required under the 1940 Act.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“To effectuate this plan, the Company is seeking, as required by the 1940 Act, shareholder approval to enter into the Proposed Investment Advisory Agreement, which would replace the Current Investment Advisory Agreement and the Investment Sub-Advisory Agreement as described herein.”

16.    The disclosure provides that EIG is seeking Exemptive Relief. Please describe what happens if Exemptive Relief is granted.

Ms. Jaea Hahn January 18, 2018 Page 13

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“If Exemptive Relief is granted by the SEC, the Company would be permitted to co-invest in privately negotiated investment transactions with the Other EIG Accounts, and the Company will no longer have the rights of first refusal described in the paragraph above.”

Board Consideration – Page 24

17.    Please clarify whether the approval of the Investment Advisory Agreement Proposal is contingent upon the approval of any proposals by the stockholders of other business development companies sponsored by FS Investments in connection with FS Investments’ proposed relationship with KKR Credit Advisors (US) LLC.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“The affirmative vote by shareholders of the Company holding a majority of the outstanding voting securities entitled to vote on the matter is necessary for approval of the Investment Advisory Agreement Proposal. For purposes of the Investment Advisory Agreement Proposal, the 1940 Act defines “a majority of outstanding voting securities” of a company as the lesser of: (1) 67% or more of the voting securities present at the Special Meeting, if the holders of more than 50% of the outstanding voting securities of the company are present at the Special Meeting or represented by proxy; or (2) more than 50% of the outstanding voting securities of the company. Pursuant to Section 11.2 of the Existing Declaration of Trust, because this is a transaction between an affiliate of the Current Advisor, Shares owned by the Current Advisor, any trustee of the Company, or any of their Affiliates may not vote or consent on the Investment Advisory Agreement Proposal and such Shares will be excluded from the calculation of the outstanding voting securities entitled to vote on the matter. Approval of the Investment Advisory Agreement Proposal is not contingent upon approval of any other proposal herein or any other transaction.”

Factors Considered by the Board – Page 25

18.    Please note any negative factors that were considered by the Board.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

In its deliberations, the Board considered (i) a range of materials and information regarding the nature and quality of services to be provided by the Joint Advisor, (ii) the services provided by the Current Advisor and investment performance of the Company compared to relevant indices and peer funds, (iii) the performance of funds advised by EIG Advisers that are comparable in strategy to the Company, (iv) the proposed fees and expenses of the Company under the Proposed Investment Advisory Agreement compared to the Company’s current fees and the fees of peer funds with investment objectives and strategies similar to the Company, (v) the estimated profitability of the Joint Advisor under the Proposed Investment Advisory Agreement and (vi) the potential short-term disruption to the Company due to the resignation of GSO as investment sub-adviser and the importance of a seamless transition of the Company’s advisory services.

Ms. Jaea Hahn January 18, 2018 Page 14

Proposal 4: Approval of Listing Investment Advisory Agreement Proposal

Background – Page 28

19.    Please consider including a side-by-side comparison of the differences between the Proposed Listing Investment Advisory Agreement and the Proposed Investment Advisory Agreement, if feasible.

The Company will revise the disclosure in the Proxy Statement to include the following side-by-side comparison of differences between the Proposed Investment Advisory Agreement and the Proposed Listing Investment Advisory Agreement:

Proposed Investment Advisory Agreement	Proposed Listing Investment Advisory Agreement
1. Duties of the Joint Advisor

The Joint Advisor is appointed by the Company and accepts such appointment to act as an investment adviser to the Company.	The Joint Advisor is employed by the Company and accepts such employment to act as the investment adviser to the Company.

Subject to the supervision, direction and control of the Board, the Declaration of Trust and Bylaws and applicable law, the Joint Advisor shall perform, or cause to be performed, all administrative services in connection with the operation of the Company.	All such provisions are removed.

Until a Listing occurs, the Joint Advisor (i) shall, upon request by a state official or agency administering securities laws, submit to such official or agency reports and statements required to be distributed to shareholders under the agreement, the Company’s then-effective registration statement on Form N-2 and applicable law and (ii) acknowledges its fiduciary responsibilities to the Company.	All such provisions are removed.

2. Company’s Responsibilities and Expenses Payable by the Company and the Joint Advisor

The Joint Advisor will bear the costs of its personnel.	The Joint Advisor will bear the costs of its personnel.

The Company will bear all other costs and expenses of the Joint Advisor, other than certain enumerated expenses.	All such provisions are removed.

Ms. Jaea Hahn January 18, 2018 Page 15

Proposed Investment Advisory Agreement	Proposed Listing Investment Advisory Agreement
3. Compensation of the Joint Advisor

The incentive fee payable to the Joint Advisor consists of (i) a subordinated incentive fee on pre-incentive fee net income of 20%, subject to a quarterly hurdle rate of 1.625% rate of return on Adjusted Capital and a catch-up feature on pre-incentive fee net income above the quarterly hurdle rate and below 2.03%, and (ii) an incentive fee on capital gains of 20%.	The incentive fee payable to the Joint Advisor consists of (i) a subordinated incentive fee on pre-incentive fee net income of 20%, subject to a quarterly hurdle rate of 1.75% rate of return on the Hurdle Amount and a catch-up feature on pre-incentive fee net income above the quarterly hurdle rate and below 2.1875%, and (ii) an incentive fee on capital gains of 20%.

“Adjusted Capital” means the cumulative gross proceeds generated from sales of the Company’s common shares reduced for distributions from non-liquidating dispositions of the Company’s investments paid to shareholders and amounts paid for share repurchases.	“Hurdle Amount” means the greater of (A) the value of the Company’s net assets at the end of the most recently completed calendar quarter and (B) $9.00 multiplied by the number of the Company’s common shares outstanding at the end of the most recently completed calendar quarter.

The subordinated incentive fee on pre-incentive fee net income will not be payable unless 20% of the cumulative net increase in net assets resulting from operations over the quarter for which such fee is being calculated and the Lookback Period exceeds the cumulative inventive fees accrued or paid for the Lookback Period. The “Lookback Period” means each calendar quarter completed after the effective date of the Proposed Listing Investment Advisory Agreement or (b) after the third anniversary of the Proposed Listing Investment Advisory Agreement, the twelve preceding calendar quarters.

4. Covenants of the Joint Advisor

Until a Listing occurs, the Joint Advisor will agree to comply with various covenants, including (i) preparing, filing and distributing to shareholders quarterly reports, annual reports and reimbursement reports, (ii) maintaining adequate reserves, (iii) reviewing accounts for purposes of cash distributions and (iv) making certain temporary investments.	All such covenants are removed.

Ms. Jaea Hahn January 18, 2018 Page 16

Proposed Investment Advisory Agreement	Proposed Listing Investment Advisory Agreement
5. Brokerage Commissions, Limitations on Front End Fees

Until a Listing occurs, fees payable for organizing the Company or acquiring assets for the Company will not exceed 15% of the gross offering proceeds, and the Joint Advisor will commit at least 82% of the gross offering proceeds towards the investment or reinvestment of assets and reserves.	All such limitations are removed.

8. Indemnification; Limitation of Liability

Indemnification is subject to the NASAA Guidelines.	Indemnification is not subject to the NASAA Guidelines.

The Company will not provide indemnification unless all of the following conditions are met: (i) the indemnified party has determined, in good faith, that the course of conduct causing the indemnifiable loss was in the best interests of the Company, (ii) the indemnified party was acting on behalf of or performing services for the Company, (iii) the indemnifiable loss was not the result of negligence or misconduct by the indemnified party and (iv) such indemnification is recoverable only out of the Company’s assets and not from shareholders. Furthermore, there will be no indemnification for indemnifiable losses arising from or out of an alleged violation of securities laws unless one or more of the following conditions are met: (i) successful adjudication on the merits of each count involving alleged material securities law violations, (ii) such claims have been dismissed with prejudice on the merits or (iii) a court approves settlement of the claims against a particular indemnitee and finds that indemnification of the settlement and related costs should be made, and the court has been advised of the position of the SEC and the published position of any state securities regulatory authority in which securities of the Company were offered or sold as to indemnification for violations of securities laws.	No indemnification will be provided in the event of willful misfeasance, bad faith or gross negligence in performance of duties or reckless disregard of duties and obligations under the Proposed Listing Investment Advisory Agreement.

Ms. Jaea Hahn January 18, 2018 Page 17

Proposed Investment Advisory Agreement	Proposed Listing Investment Advisory Agreement
The Company may advance funds to the indemnified party for legal expenses and costs incurred in legal actions for which indemnification is sought and will do so if: (i) the proceeding relates to acts or omissions with respect to performance of duties or services on behalf of the Company, (ii) the indemnified party provides the fund with written affirmation of its good faith belief that the standard of conduct necessary for indemnification by the Company has been met, (iii) the legal proceeding was initiated by a third party who is not a Company shareholder or, if by a Company shareholder acting in their capacity as such, a court approves such advancement and (iv) the indemnified party provides the Company with a written agreement to repay the amount paid or reimbursed by the Company, together with the applicable legal rate of interest thereon, in cases in which such indemnified party is found not to be entitled to indemnification.	All such limitations are removed.

9. Duration and Termination of Agreement

The agreement may be terminated upon 60 days’ written notice (i) by the Company, upon the vote of a majority of the outstanding voting securities of the Company, (ii) by the vote of the Company’s independent trustees or (iii) by the Joint Advisor.	The agreement may be terminated upon 60 days’ written notice (i) by the vote of a majority of the outstanding voting securities of the Company, (ii) by the vote of the Board or (iii) by the Joint Advisor.

Until a Listing occurs, the Joint Advisor will not, without the approval of the majority of shareholders and subject to certain exceptions, (i) amend the Proposed Investment Advisory Agreement except for amendments that do not adversely affect shareholder interests, (ii) voluntarily withdraw unless such withdrawal would not affect the tax status of the Company and would not materially adversely affect the shareholders, (iii) appoint a new adviser, (iv) sell all or substantially all of the Company’s assets outside of the ordinary course of business or (v) cause a merger or reorganization of the Company.	All such limitations are removed.

Ms. Jaea Hahn January 18, 2018 Page 18

Proposed Investment Advisory Agreement	Proposed Listing Investment Advisory Agreement
10. Conflicts of Interests and Prohibited Activities

Until a Listing occurs, the Joint Advisor (i) has no exclusive right or employment to sell assets for the Company, (ii) is subject to restrictions regarding rebates, kickbacks and reciprocal arrangements and (iii) covenants that it will not permit commingling of the Company’s funds with funds of any other entity.	All such limitations are removed.

11. Amendments

The Proposed Investment Advisory Agreement may be amended in writing by mutual consent of the parties thereto, subject to the provisions of the Investment Company Act and the Declaration of Trust.	The Proposed Listing Investment Advisory Agreement may be amended in writing by mutual consent of the parties thereto, provided that the consent of the Company is required to be obtained in conformity with the requirements of the Investment Company Act.

20.    The disclosure provides that certain proposals will only be implemented if a Listing occurs, even if such proposals are approved by the Company’s shareholders. Please explicitly state whether approval of such proposals will expire if such proposals are not implemented within a certain period of time, or whether approval will remain valid indefinitely.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“Even if approved by the Company’s shareholders, the Listing Investment Advisory Agreement Amendment Proposal will not be implemented unless and until a Listing occurs, but the Company expects that such approval by the Company’s shareholders of the Listing Investment Advisory Agreement Amendment Proposal will remain valid indefinitely.”

Revisions to the Proposed Investment Advisory Agreement in the Proposed Listing Investment Advisory Agreement – Pages 30-31

21.    The disclosure provides that the Company “believes the Hurdle Amendment is a proposal that benefits shareholders as compared to the typical income incentive fee calculation for Listed BDCs.” Please state the basis for the Company’s belief.

Ms. Jaea Hahn January 18, 2018 Page 19

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“However, other Listed BDCs generally do not include an analogous concept to Adjusted Capital for purposes of calculating their income incentive fees and the Company believes the Hurdle Amendment provides an incentive fee structure under which the Company must achieve a higher applicable threshold in order for the Joint Advisor to earn the incentive fee as compared to the typical income incentive fee calculation for Listed BDCs and is therefore beneficial to shareholders.”

22.    The disclosure provides that the Proposed Listing Investment Advisory Agreement would remove all provisions relating to the provision of administrative services, which would be governed under a separate agreement. Please highlight the changes in connection with this bifurcation in the Q&A section of the Proxy Statement if such changes would be considered material changes to the rights of shareholders.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“This restructuring of the Proposed Investment Advisory Agreement into separate advisory and administration agreements will not result in any decreases in the nature or level of the advisory or administrative services provided to the Company under the Current Investment Advisory Agreement or the Proposed Investment Advisory Agreement and therefore will not result in any changes to the administrative services provided that would have a material impact on the rights of shareholders.”

Board Consideration and Factors Considered by the Board – Pages 33-34

23.    Please note any negative factors that were considered by the Board.

The Company notes that among other factors, the Board and the Independent Trustees considered the proposed “reset” of the cumulative threshold for payment of the incentive fee on capital gains and the change to the calculation of the subordinated incentive fee on income, as described on page 35 of the Proxy Statement. In addition to the these factors, the Board and the Independent Trustees also considered the potential short-term disruption to the Company of the resignation of GSO as investment sub-adviser and the importance of a seamless transition of the Company’s advisory services. The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

In its deliberations, the Board considered (i) a range of materials and information regarding the nature and quality of services to be provided by the Joint Advisor, (ii) the services provided by the Current Advisor and investment performance of the Company compared to relevant indices and peer funds, (iii) the performance of funds advised by EIG Advisers that are comparable in strategy to the Company, (iv) the proposed fees and expenses of the Company under the Proposed Listing Investment Advisory Agreement compared to the Company’s current fees, the fees payable under the Proposed Investment Advisory Agreement, and the fees of peer funds with investment objectives and strategies similar to the Company, (v) the estimated profitability of the Joint Advisor under the Proposed Listing Investment Advisory Agreement and (vi) the potential short-term disruption to the Company due to the resignation of GSO as investment sub-adviser and the importance of a seamless transition of the Company’s advisory services.

Ms. Jaea Hahn January 18, 2018 Page 20

Exhibit A

24.    Please supplementally explain whether the number of trustees comprising the Board will change from seven and why shareholder approval is not required to effect such change.

The Company supplementally notes that, pursuant to Article VI of the Declaration of Trust and the Delaware Statutory Trust Act, Section 4.1 (Number, Term and Election of Trustees) may be amended by the Board without any shareholder vote.

Furthermore, the Company supplementally notes that the number of trustees comprising the Board has yet to be determined, and such determination will be made and approved by the Board at a later date.

25.    Please supplementally explain why the addition of the new Section 4.7 (Removal of Trustees) does not require shareholder approval, and why such amendment is not a material change to the rights of shareholders.

The Company supplementally notes that, pursuant to Article VI of the Declaration of Trust and the Delaware Statutory Trust Act, the new Section 4.7 (Removal of Trustees) may be added by the Board without any shareholder vote. The Company respectfully submits that the Proxy Statement does not provide that the addition of a new Section 4.7 (Removal of Trustees) is not a material change to the rights of shareholders, and the addition of a new Section 4.7 is now discussed in “Information About the Special Meeting and the Vote” under “Is the complete text of the Fourth Declaration of Trust available for review by shareholders, and are there other proposed amendments to the Existing Declaration of Trust?” on page 2 of the Definitive Proxy Statement.

26.    Please supplementally explain why the deletion of “including a majority of the independent trustees” in Section 5.1 (Authorized Shares) and Section 5.2 (Common Shares) does not require shareholder vote. If such amendments would require a shareholder vote, please explain why such amendments would not be a material change to the rights of shareholders.

The Company supplementally notes that, pursuant to Article VI of the Declaration of Trust and the Delaware Statutory Trust Act, Section 5.1 (Authorized Shares) and Section 5.2 (Common Shares) may be amended by the Board without any shareholder vote.

27.    Please supplementally explain why the addition of the new Section 5.5 (Inspection of Books and Records) does not require shareholder vote. If such amendment would require a shareholder vote, please explain why such amendment would not be a material change to the rights of shareholders.

The Company supplementally notes that, pursuant to Article VI of the Declaration of Trust and the Delaware Statutory Trust Act, the new Section 5.5 (Inspection of Books and Records) may be added by the Board without any shareholder vote.

28.    Please supplementally explain why the changes to Section 7.3 (Indemnification) and the deletion of former Articles VIII, IX, X, XI, XII and XIII do not require shareholder vote. If such amendments would require a shareholder vote, please explain why such amendments would not be a material change to the rights of shareholders.

Ms. Jaea Hahn January 18, 2018 Page 21

The Company supplementally notes that, pursuant to Article VI of the Declaration of Trust and the Delaware Statutory Trust Act, Section 7.3 and former Articles VIII, IX, X, XI, XII and XIII may be amended by the Board without any shareholder vote.

Proxy Card

29.    In Item 3, please clarify that the Proposed Investment Advisory Agreement is ultimately intended to be replaced by the Proposed Listing Investment Advisory Agreement.

The Company will revise the disclosure in the Proxy Statement to read as follows (by adding the following underlined text):

“3. To approve a new investment advisory and administrative services agreement by and between the Company and FS/EIG Advisor, LLC (the “Joint Advisor”), pursuant to which the Joint Advisor will act as investment adviser to the Company, which, subject to shareholder approval and a public listing of the Company’s outstanding common shares on a national securities exchange, will be replaced by an amended and restated investment advisory agreement described in Proposal 4.”

* * * * * * *

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

Cc: Stephen S. Sypherd
FS Energy and Power Fund